Exhibit 4.5

SECOND AMENDMENT TO THE ALLERGAN, INC. RETIREMENT 401(k) PLAN
(Amended and Restated as of October 1, 2017)

WHEREAS, Allergan, Inc. (the “Company”) maintains the Allergan, Inc. Retirement 401(k) Plan (Amended and Restated as of October 1, 2017), as amended (the “Plan”);

WHEREAS, Section 10.1 of the Plan authorizes the Company, by action of the Board of Directors of the Company, the Company’s officers, or the Allergan Benefits Oversight Committee (the “Oversight Committee”), to make amendments to the Plan; and

WHEREAS, the Company wishes to amend the Plan, effective January 1, 2018, to allow Plan participants who, not in connection with an asset sale or stock sale, have become employees of an independent third party immediately following their termination of employment with the Company, but perform the same services for the Company at the same location they performed such services immediately prior to such termination of employment (known as “rebadging”) to be eligible to receive Company matching contributions and profit sharing contributions for the year in which their termination of employment occurs, even if they do not meet the last day requirement set forth in the Plan.

NOW THEREFORE, BE IT RESOLVED, that the Plan is amended as follows effective January 1, 2018:

1.	Section 5.3(b) shall be amended, effective as of January 1, 2018, to read as follows:

(b)	For Plan Years beginning on or after January 1, 2015, the Company shall contribute and allocate basic Matching Contributions on a Plan Year basis which, when added to Matching Contribution Forfeitures available after application of Section 6.3 is equal to one hundred percent (100%) of each Participant’s Matched Deposits for the Plan Year. The Board of Directors (or its delegate, provided that such change is within the scope of authority of the delegate) may authorize and direct that basic Matching Contributions (expressed as a percentage of Participants’ Matched Deposits as set forth above) be changed from time to time from a minimum of zero percent (0%) to a maximum of 100%. In addition, effective for Plan Years beginning on or after January 1, 2016, the Board of Directors (or its delegate, provided that such change is within the scope of authority of the delegate) may authorize and direct that basic Matching Contributions (expressed as a percentage of Participants’ Compensation) be changed from time to time from a minimum of zero percent (0%) to such maximum percentage that when expressed as a percentage of Participants’ Compensation does not exceed eight percent (8%) of Participants’ Compensation, in aggregate, for any Plan Year. In order to be eligible to receive a basic Matching Contribution for a Plan Year, the Participant must be employed on the last business day of the Plan Year or have had a Severance during the Plan Year:

(i)	by reason of the Participant’s Disability or death;

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(ii)	that is a “Termination Due to a Change of Control,” a “Termination Due to Workforce Restructuring,” or an “Involuntary Termination without Cause,” within the meaning of the Allergan, Inc. Severance Pay Plan and Summary Plan Description (the “Severance Plan”) but excluding a discharge from employment with the Company for unsatisfactory performance that is determined at the sole discretion of the Company to be considered an “Involuntary Termination without Cause” under the Severance Plan; or

(iii)	(A)	for the Plan Year beginning on January 1, 2015, on or after the Participant has reached age 55;

(B)	for Plan Years beginning on or after January 1, 2016 but prior to January 1, 2018, on or after the Participant has either (1) reached age 55 and completed 10 years of Credited Service, or (2) completed 30 years of Credited Service; or

(C)	for Plan Years beginning on or after January 1, 2018, on or after the Participant has either (1) reached age 55 and completed 5 years of Credited Service, (2) completed 30 years of Credited Service, or (3) reached his or her Normal Retirement Age; or

(iv)	for Plan Years beginning on or after January 1, 2018, due to employment by an independent third party immediately following a Severance, such Severance is unconnected with an asset sale or stock sale by the Company, and such person is performing the same services for the Company at the same location he or she performed such services immediately prior to such Severance.

The basic Matching Contributions contributed on behalf of Participants who satisfy these requirements shall be allocated to the Matching Contributions Account of such Participants as of the last day of each Plan Year and shall be paid to the Trust at such times as determined by the Sponsor.”

2.	Section 5.5(c)(i)(C) shall be amended to read as follows:

“(C)	(1)	for the Plan Year beginning on January 1, 2015, on or after the Participant has reached age 55;

(2)	for Plan Years beginning on or after January 1, 2016 but prior to January 1, 2018, on or after the Participant has either (a) reached age 55 and completed 10 years of Credited Service, or (b) completed 30 years of Credited Service;

(3)	for Plan Years beginning on or after January 1, 2018, on or after the Participant has either (1) reached age 55 and completed 5 years of Credited Service, (2) completed 30 years of Credited Service, or (3) reached his or her Normal Retirement Age; or

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(4)	for Plan Years beginning on or after January 1, 2018, due to employment by an independent third party immediately following a Severance, such Severance is unconnected with an asset sale or stock sale by the Company, and such person is performing the same services for the Company at the same location he or she performed such services immediately prior to such Severance.”

IN WITNESS WHEREOF, the Vice President, Compensation & Benefits of Allergan plc hereby causes this Amendment to the Allergan, Inc. Retirement 401(k) Plan (Amended and Restated as of October 1, 2017), to be adopted as of the date set forth below.

Date: May 22, 2018	By:	/s/ Eric Stern
Eric Stern
Its: Vice President, Compensation & Benefits

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